Exhibit 99.3

                   AGREEMENT FOR MANAGEMENT ADVISORY SERVICES

                  THIS MANAGEMENT ADVISORY SERVICES AGREEMENT (this "Agreement") is made as of May 10, 2011, between Medical Care Technologies Inc., a Nevada corporation (the "Company"), and YIU Chung Han, an individual and business manager ("Advisor").

WHEREAS, the Company and Advisor are entering into this Agreement pursuant to that certain Joint Venture Master Agreement, dated as of April 28, 2011, between the Company and Ocean Wise International Industrial Limited; and

         WHEREAS, the Company is in need of a Chinese National to oversee the Company’s interests in the proposed pediatric center in the City of Dongguan, China by providing advisory services; and

         WHEREAS, the Company desires to retain the advisory services of Advisor and Advisor is willing to render such services on the terms set forth in this Agreement.

         NOW, THEREFORE, in consideration of the promises and the mutual covenants contained in this Agreement, the parties agree as follows:

1.       Scope of Agreement

                  Unless and until this Agreement is amended and except as the parties agree otherwise in writing, this Agreement sets forth the terms and conditions applicable to the performance by Advisor during the Term (as defined in Section 2 hereof) of the specific services for the Company related to the business of the Company, which are set forth in Section 3 hereof.

2.       Term

                  The term of this Agreement (the "Term") shall commence on the date hereof and shall continue until the earlier of (i) one (1) year from the date hereof and (ii) such date as is mutually agreed to by the parties hereto as the termination date for the services to be provided hereunder. Notwithstanding the foregoing, the Term may be terminated earlier in accordance with Section 8 hereof or may be extended by mutual consent of the parties.

3.       Advisory Services

                  During the Term, Advisor shall provide advisory services to Company as requested by the Company with respect to i) obtaining proper licenses for operation of a pediatric health center in the City of Dongguan, China; ii) scouting for suitable locations for a pediatric health center; iii) entering into negotiations with health officials, real estate agents, landlords to procure necessary licenses, lease agreements, etc.; iv) cost analysis programs and quality initiatives to be implemented by the Company and; v) general advice relating to business decisions which have been or may be contemplated by the Company (the "Advisory Services"). The Advisory Services shall be provided by Advisor in such manner and at such places as it reasonably deems to be appropriate. The Company shall provide to Advisor such documentation and access to Company personnel as Advisor may deem reasonably necessary to perform the Advisory Services that may be requested by the Company hereunder. From time to time, the Company and the Advisor may enter into mutually acceptable arrangements with regard to transactions outside the normal course of business, at compensation levels to be mutually agreed upon.

4.       Compensation and Expenses

                  (a) In consideration for the Advisory Services, the Company shall pay to Advisor an advisory fee of $25,000 per calendar quarter (the "Fee"). The Fee shall be paid to Advisor in advance on each May 30, August 15, November 15 and February 15, 2012 during the Term, provided that the initial Fee payment shall be made on May 30, 2011, in recognition of services performed prior to date hereof.

                  (b) The Company shall pay or reimburse Advisor for all reasonable, documented out-of-pocket expenses incurred by Advisor in performing Advisory Services (including, but not limited to, reasonable travel, hotel and meal expenses incurred by Advisor's employees and representatives in connection with the performance of Advisory Services and in accordance with the Advisor's applicable travel and expense policies). Advisor may invoice the Company periodically for all such expenses incurred, which invoice shall be accompanied by reasonable documentation of all expenses then being invoiced, and the Company shall pay Advisor the amount of such invoice within ten (10) days of the receipt of such invoice.

               (c) All payments made to Advisor under this Agreement shall be in cash in the manner specified in writing by Advisor, and all such payments shall be made without deduction, set off, recoupment or counterclaim.

(d) If, for whatsoever reason, the Company is unable to make cash payments to the Advisor for his Fee(s), then Advisor may have the option of accepting, as Fee compensation for Advisory Services rendered or to be rendered, common stock shares of the Company and the Company agrees to issue to the Advisor (at Advisor’s direction as to individual designee) non-refundable, non-accountable, non-assessable compensation in the form of 7,500,000 S-8 common stock shares of the Company in total subject to the conditions of this Section 4 (the "Shares"). The initial Shares in the amount of 3,750,000 Shares (“retainer shares) shall be due on May 30, 2011. All the Shares shall be issued by the Company pursuant to the timely filing of a (Consultants and Advisors) Form S-8 Registration. Following the issuance of the retainer shares, the Company shall then issue the remaining 3,750,000 Shares in three (3) equal tranches of 1,250,000 Shares on: August 15, 2011, November 15, 2011 and February 15, 2012. The Shares shall be issued to YIU, Chung Han, pursuant to the provisions of the SEC rules governing S-8 Registrations. The retainer shares and Shares shall be delivered to Advisor pursuant to wire instructions to be provided by Advisor to the Company.

5.       Documentation

                  At the request of the Company, Advisor will submit a summary of all services performed during the period covered by such request indicating the date(s) of performance, the resources involved, and a summary description of services rendered. Advisor may submit, on a monthly basis, a statement showing all time spent performing Advisory Services during such month and, unless the Company objects to such statement within 30 days after the delivery of same by Advisor, such statement shall be conclusive as to the number of hours spent performing such services.

6.       Conflicts of Interest; Confidentiality.

                  (a) The Company acknowledges that Advisor (and its affiliates) intend to provide services which are similar to the Advisory Services to other persons or entities, some of which may be in competition with the Company. The Company agrees that it will not assert that the provision of any such other services constitutes a conflict of interest or breach of this Agreement or otherwise gives rise to a claim against Advisor or any such affiliate.

                  (b) Advisor agrees to treat confidentially any non-public information provided to it by the Company hereunder and not to disclose such information to any other person (other than any of Advisor's employees, representatives or affiliates who need to know such information for purposes of performing Advisory Services or members of the Company's Board of Directors), except as may be required by law or legal process.

7.       Independent Contractor Status.

                  (a) Advisor will function under this Agreement solely as an independent Advisory contractor performing work for the Company. This Agreement does not constitute either party as an employee, partner, joint venturer, agent or other representative of the other party for any purpose whatsoever. Neither party has the right or authority to enter into any contract, warranty, guarantee or other undertaking in the name of or for the account of the other party, or to create an obligation or liability of any kind, express or implied, on behalf of the other party, or to bind the other party in any manner whatsoever, or hold itself out as having any right, power or authority to create any such obligation or liability on behalf of the other or to bind the other party in any manner whatsoever (except as to any actions taken by either party at the express written request and direction of the other party).

                  (b) Advisor shall be solely responsible for the payment of any Federal, state and local taxes applicable to the Advisory Fees and expenses paid or payable by the Company in connection with the Advisory Services.

8.       Termination.
                 In the event that (i) Advisor or his affiliates, representatives, employees spend, in the aggregate, less than 480 hours performing Advisory Services during any twelve month period or (ii) YIU, Chung Han ceases to serve as a principal of Advisor, then the Company may terminate this Agreement upon thirty (30) days' prior written notice to Advisor. Upon such termination, the Company shall be liable for payment of any Advisory Fees and expenses accrued prior to the date of such termination. The provisions of Sections 4 (with respect to all Fees earned and expenses incurred prior to the date of termination) and 6 through 12 hereof, inclusive, shall survive any termination of this Agreement.

9.           Indemnification.

                  The Company shall indemnify and hold harmless Advisor and any of its officers, partners, members, shareholders, directors, employees and affiliates (direct or indirect) (each, an "Indemnified Person") from and against all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses or any kind or nature whatsoever ("Claims") which may be incurred by or asserted against or involve Advisor or any other Indemnified Person as a result of any third party claim arising out of the Advisory Services (including, without limitation, any Advisory Services rendered prior to the date hereof) or the engagement of Advisor hereunder and, upon demand by Advisor or any other Indemnified Person, pay or reimburse any of Advisor or such other Indemnified Person for any reasonable out-of-pocket legal or other expenses, and other costs incurred by Advisor or such Indemnified Person in                             connection with the investigation, defending or preparing to defend any such Claim, provided that the foregoing indemnity shall not apply to the extent any Claim is finally determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Advisor.

                  The Company shall assume the defense of any Claim and shall employ counsel reasonably satisfactory to the Advisor. Any Indemnified Person shall have the right to employ separate counsel with respect to any such Claim and participate in the defense thereof at the expense of the Company if (i) the Company has failed promptly to assume the defense and employ counsel or (ii) the named parties to such action (including any impleaded parties) include any Indemnified Person and the Company or any of its affiliates, and such Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available which are different from or in addition to those available to the Company or any of its affiliates, in which case the Indemnified Person shall have the right to assume the defense thereof at the expense of the Company; provided, that, the Company shall not be responsible for the fees and expenses of more than one firm of separate counsel for all Indemnified Persons in connection with any such action in the same jurisdiction, in addition to any local counsel.

10.      Notices.

                  All notices, requests, consents and other communications shall be deemed given upon receipt and shall be in writing and shall be delivered in person or mailed by certified mail, return receipt requested, or sent by facsimile transmission, and, if to the Company, shall be addressed as follows:

Medical Care Technologies Inc.
Room 815, No. 2 Building Beixiaojie
Dongzhimen Nei, Beijing
China 10009
Attention: Ning C. WU
Telecopy:  (86 10) 6407 0580

              and if to Advisor, shall be addressed as follows:

YIU, Chung Han
Flat G, 17F, Block 2
Sherwood Court, Tin Shui Wai
N.T., Hong Kong
Attention:  Mr. YIU, Chung Han
Telecopy:  (852) 8198 1095

11.      Assignment.

                  Neither party may assign this Agreement without the consent of the other party in writing.

12.      Miscellaneous.

                  (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to conflicts of law principles thereof.

                  (b) Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties with respect to the subject matter hereof and supersedes and is in full substitution for any and all prior agreements and understandings between them relating to such subject matter.

                  (c) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (d) Amendments. This Agreement may not be amended or modified, and no provisions hereof may be waived, without the written consent of the Company and Advisor.

                  (e) Severability. If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity of any other provision and of the entire Agreement shall not be affected thereby.

                  (f) Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting any term or provision of this Agreement.

MEDICAL CARE TECHNOLOGIES INC.                                                                                     YIU, Chung Han

By:      /s/ Ning C. Wu                                                                                     By:      /s/ Yiu Chung Han
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   Name: Ning C. WU                                                                                            Name: Yiu Chung Han
   Title: President                                                                                                   Title: Advisor

Date: May 10, 2011                                                                                          Date:  May 10, 2011
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